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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO 2)*

                            Integrated Systems, Inc.
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    45812M104
                                 --------------
                                 (CUSIP Number)

                                Richard W. Kraber
                            Wind River Systems, Inc.
                      500 Wind River Way, Alameda, CA 94501
                                 (510) 748-4100
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 21, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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CUSIP No. 45812M104

1        NAME OF REPORTING PERSON

Wind River Systems, Inc.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

94-2873391

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF                   7    SOLE VOTING POWER
SHARES                                   2,383,151
BENEFICIALLY
OWNED BY                    8    SHARED VOTING POWER
EACH                                     6,267,115
REPORTING
PERSON                      9    SOLE DISPOSITIVE POWER
                                         2,383,151

                           10    SHARED DISPOSITIVE POWER
                                         6,267,115


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,650,266 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.16%

14   TYPE OF REPORTING PERSON

CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Wind River Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


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This Amendment No. 2 amends the Schedule 13D filed with the Securities and
Exchange Commission on November 1, 1999 by Wind River Systems, Inc (the "Schedule 13D"). This Amendment No. 2 is being filed to correct the exercise price of the Option, as previously reported in Item 3 and Item 5 to the
Schedule 13D, to refile the corrected Exhibit 99.3 to the Schedule 13D, and to correct the amount of funds required to purchase the shares of Integrated Systems Common Stock issuable upon exercise of the Option, as previously reported in Item 3. The correct exercise price of the Option is $18.46, and the correct amount of funds required to purchase the shares of Integrated Systems Common Stock issuable upon exercise of the Option is $43,992,967.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 18, 1999   WIND RIVER SYSTEMS, INC.

                             By: /s/ Richard W. Kraber
                             -------------------------

                                 Richard W. Kraber
                                 Vice President, Chief Financial Officer